Exhibit (a)(2)

Midwest Air Group, Inc.
6744 South Howell Avenue
Oak Creek, Wisconsin 53154-1402
414-570-4000 www.midwestairlines.com
Traded: AMEX (MEH)

Media Inquiries: Carol Skornicka, 414-570-3980 (o), 414-303-6516 (c) or Carol.Skornicka@midwestairlines.com

Analyst/Investor Inquiries: Dennis O’Reilly, 414-570-3954 (o) or Dennis.O’Reilly@midwestairlines.com

FOR IMMEDIATE RELEASE

January 25, 2007

MIDWEST AIR GROUP BOARD REJECTS AIRTRAN OFFER AS INADEQUATE AND OPPORTUNISTIC; REITERATES STRENGTH OF ITS STRATEGIC PLAN

Milwaukee, Wisconsin, January 25, 2007—The board of directors of Midwest Air Group, Inc. (AMEX: MEH), parent company of Midwest Airlines, today announced it has unanimously recommended that Midwest’s shareholders reject AirTran Holdings, Inc.’s (NYSE: AAI) unsolicited offer to acquire all outstanding shares of Midwest for a combination of $6.625 in cash and 0.5884 of a share of AirTran common stock and not tender their shares to AirTran.

The board, with its legal and financial advisors, reached its conclusion after careful consideration—which included a thorough review of the AirTran offer, the various alternatives available to Midwest and Midwest’s strategic plan.

“Our board determined that AirTran’s offer is opportunistic and undervalues Midwest,” explained Timothy E. Hoeksema, chairman and chief executive officer. “The board believes that Midwest and its shareholders are poised to realize the benefits of Midwest’s long-term strategic plan, and that today’s earnings announcement indicates that those efforts are driving growth for the company.”

Mr. Hoeksema pointed out that the company made a series of investments in equipment and service during the airline industry’s recent down cycle, and also noted that the industry is in recovery mode. The board believes the market will continue to improve and that neither market conditions nor Midwest’s growth prospects are fully reflected in Midwest’s current stock price, reinforcing the opportunistic timing of AirTran’s offer.

Midwest filed a Schedule 14D-9 with the Securities and Exchange Commission today, which sets forth the reasons for the board’s recommendation and related information. These reasons include:

•	AirTran’s unsolicited offer does not fully reflect the long-term value of Midwest’s strategic plan, including its strong market position and future growth prospects.

¡	The board believes that Midwest’s strong operating performance in 2006 provides clear

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evidence of the strength of the strategic plan. Achievements in 2006 include traffic growth of 21.5%, unit revenue growth of 12.5% and yield improvement of 5.4%. This strong revenue performance, combined with Midwest’s successful cost-reduction efforts, generated a $66 million improvement in operating income for 2006 compared with 2005.

¡	The board noted that the performance of the price of Midwest shares was further evidence of the success of Midwest’s strategy, as the stock increased by 61% in 2006 prior to the public disclosure of the AirTran proposal.

¡	The board noted Midwest’s recent initiatives will provide the foundation for profitable growth in 2007 and beyond. These include the establishment of a new regional flying agreement with SkyWest, the decision to put two additional MD-80s into service in mid-2007, and the decision to hedge substantially all of the unhedged balance of Midwest’s 2007 fuel requirements.

¡	The board considered Midwest’s attractive near-term prospects, including Midwest’s forecast regarding 2007 operating performance.

•	The board believes that the timing of AirTran’s offer is opportunistic and is disadvantageous to Midwest’s shareholders. In particular, the board believes that:

¡	The offer is timed to take advantage of the significant strategic initiatives undertaken and investments made by Midwest during the recent down cycle in the airline industry. The board believes that industry market conditions will continue to improve and increasingly favor high-quality carriers like Midwest, and that AirTran timed the offer to acquire Midwest before these factors are fully reflected in Midwest’s share price.

¡	AirTran’s offer anticipates using Midwest’s cash to finance substantially all of the cash portion of the offer. As of December 31, 2006, Midwest had approximately $158 million of cash, representing more than $6 per share. The cash portion of the offer is approximately $171 million.

¡	If the synergies AirTran claims will result from the proposed combination are realized as AirTran projects, the resulting benefit to the combined company is not reflected in the value of the consideration that would be received by Midwest’s shareholders under the offer.

¡	As of December 31, 2006, Midwest had approximately $23 million in net operating loss tax benefit. A change in control of Midwest could diminish or delay the realization of this benefit.

•	The value of the consideration being offered by AirTran is uncertain and highly dependent on the value of AirTran’s common stock.

¡	The value of the consideration to be received by Midwest shareholders under the offer is uncertain and will depend on the value of AirTran’s common stock at the time of the consummation of the offer. The value of the consideration received by Midwest shareholders will decline as the market price of AirTran common stock declines.

¡	In assessing the potential consideration to be received under the offer, the board noted the recent operating, financial and stock price performance of AirTran. Specifically, in the fourth quarter of 2006 AirTran’s load factor declined by 2.5 percentage points to 69.0% compared with the fourth quarter of 2005, while unit revenues are estimated to have

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declined by 7%. AirTran has announced that it expects to report a loss in the fourth quarter of 2006, notwithstanding the overall improvement in the airline sector revenue and fuel cost environment during the past year. Finally, during the past 12 months, AirTran’s stock price has declined by 28.0% compared with an increase in Midwest’s stock price of 167.0% and an increase in an index of network carrier stock prices (which consists of AMR Corp., UAL Corp., Alaska Airlines, Continental Airlines and US Airways) of approximately 65%.

¡	The board also took note of the comments made by Joe Leonard, AirTran’s chairman and chief executive officer, during his conversation with Mr. Hoeksema on October 11, 2006, during which Mr. Leonard expressed concerns regarding AirTran’s business and investor beliefs about AirTran’s uncertain prospects and the impact of those concerns on the future value of AirTran’s common stock.

•	Under Wisconsin law and Midwest’s Articles of Incorporation, the board is authorized to consider the interests of stakeholders of Midwest other than its shareholders—including employees, suppliers, customers and the communities in which it operates—when considering an offer of this type.

¡	The board believes that the lack of a clear plan by AirTran to serve the interests of constituencies other than shareholders creates uncertainty about how such interests would actually be served by the combined company.

The board believes that AirTran’s offer is inadequate because it does not fully reflect the long-term value of Midwest’s strategic plan, and recommends that Midwest shareholders reject AirTran’s offer and not tender their shares to AirTran.

In a separate news release today, Midwest Air Group, the parent company of Midwest Airlines, announced that in the fourth quarter of 2006, operating revenue increased 17.9% to $168.3 million and net income improved to $3.6 million from a $13.8 million loss in the fourth quarter of 2005. For the full year, operating revenue increased 27.1% to $664.5 million, while net income improved to $5.4 million from a $64.9 million loss the previous year.

Goldman, Sachs & Co. is acting as financial advisor, Godfrey & Kahn, S.C. and Sidley Austin LLP are acting as legal advisors, and MacKenzie Partners are acting as proxy advisors to Midwest.

Management of Midwest will discuss the company’s financial results and its board’s recommendation to reject AirTran’s offer in a conference call with industry analysts and institutional investors at 11 a.m. Eastern time today. The discussion will be available simultaneously in a listen-only mode and for the following 30 days at http://phx.corporate-ir.net/phoenix.zhtml?c=88626&p=irol-irhome.

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Midwest Airlines features jet service throughout the United States, including Milwaukee’s most daily nonstop flights and best schedule to major destinations. Catering primarily to business travelers and discerning leisure travelers, the airline earned its reputation as “The best care in the air” by providing passengers with impeccable service and onboard amenities at competitive fares. Skyway Airlines, Inc.—Midwest’s wholly owned subsidiary—operates as Midwest Connect and offers connections to Midwest Airlines as well as point-to-point service between select markets on regional jet and turboprop aircraft. Together, the airlines offer service to 49 cities. More information is available at http://www.midwestairlines.com.

This document contains forward-looking statements about the results expected under the company’s strategic plan and that otherwise may state the company’s or management’s intentions, hopes, beliefs, expectations or predictions for the future. Words such as “projecting,” “expect,” “anticipate,” “believe,” “estimate,” “goal,” “plan,” “objective” or similar words are intended to identify forward-looking statements. It is important to note that the company’s actual results could differ materially from the projected results contained in these forward-looking statements. Factors that may cause such a difference to occur include, but are not limited to, fees and expenses incurred in connection with AirTran’s unsolicited offer and the risk factors described in “Item 1A. Risk Factors” in the company’s “Annual Report on Form 10-K” for the year ended December 31, 2005.

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